SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





               RYANAIR LAUNCHES ELEVEN NEW ROUTES FROM LIVERPOOL

  TO ABERDEEN, ALGHERO, ANCONA, INVERNESS, KAUNAS, KRAKOW, POZNAN, SANTANDER,
                          SANTIAGO, TAMPERE & WROCLAW

          GBP2,000,000 SAVINGS SALE ON ALL LIVERPOOL ROUTES TO CELEBRATE

                          NEW ROUTES FROM ONLY GBP2.49*

Ryanair, Europe's largest low fares airline, today (Wednesday, 5th April 2006) announced 11 new routes from its Liverpool base to Aberdeen and Inverness in Scotland, Alghero and Ancona in Italy, Kaunas in Lithuania, Krakow, Poznan and Wroclaw in Poland, Santander and Santiago in Spain and Tampere in Finland. The new routes will operate 3 times weekly (except Aberdeen and Inverness 7 times weekly and Tampere 4 times weekly) from the 3rd October bringing the total number of destinations served by Ryanair in Liverpool to 32.

Speaking in Liverpool today, Ryanair's deputy CEO, Michael Cawley said:

        "Ryanair launched its 11th base in John Lennon Airport in November 2004 and since then traffic has increased eightfold. Today, we are delighted to be adding 11 new routes from Liverpool, which will deliver 600 new jobs, 600,000 more passengers and GBP80M additional tourism spend in Merseyside.

        "From October, Ryanair will base its sixth and seventh Boeing 737-800 aircraft in Liverpool, bringing our investment in John Lennon Airport to over $420M bringing 2.8M passengers per annum, sustaining 2,800 jobs in the region and allowing passengers in the North West to enjoy flights for half the price of Easyjet.

        "To celebrate the launch of these 11 new routes Ryanair is launching a GBP2,000,000 Seat Sale available on all routes from Liverpool, available from today on www.ryanair.com and we advise passengers to book early as demand will be very strong".

GBP2,000,000 SAVINGS SALE ON LIVERPOOL ROUTES

Destination                                Sale Fare*                 Fare

Barcelona Girona                              GBP6.49              GBP7.49

Bergerac                                      GBP2.49              GBP4.49

Carcassonne                                   GBP5.49              GBP6.49

Cork                                          GBP2.49              GBP4.49

Derry                                         GBP0.49              GBP2.49

Dublin                                        GBP0.49              GBP2.49

Granada                                       GBP2.49              GBP4.49

Kerry                                         GBP2.49              GBP4.49

Limoges                                       GBP5.49              GBP7.49

Milan Bergamo                                 GBP2.49              GBP3.49

Murcia                                       GBP12.49             GBP15.49

Nimes                                         GBP2.49              GBP4.49

Oslo Torp                                     GBP0.49              GBP1.49

Porto                                         GBP2.49              GBP4.49

Pisa                                          GBP0.49              GBP2.49

Reus                                          GBP7.49              GBP8.49

Riga                                          GBP7.49              GBP9.49

Rome Ciampino                                 GBP2.49              GBP4.49

Seville                                       GBP2.49              GBP4.49

Shannon                                       GBP0.49              GBP2.49

Venice                                        GBP2.49              GBP4.49


NEW ROUTES

Destination         Days             Fare*        Commencement Date

Aberdeen       1 2 3 4 5 6 7         GBP2.49      3rd October 2006
                                     GBP2.49
Alghero        1 - - - 5 - 7                      3rd Oct
                                     GBP2.49
Ancona          - 2 - 4 - 6 -                     3rd Oct

Inverness      1 2 3 4 5 6 7         GBP2.49      3rd Oct
                                     GBP2.49
Kaunas          - 2 - 4 - 6 -                     3rd Oct
                                     GBP2.49
Krakow          - - 3 - 5 - 7                     3rd Oct
                                     GBP2.49
Poznan         1 - 3 - - 6 -                      3rd Oct
                                     GBP2.49
Santander      1 - 3 - 5 - -                      3rd Oct
                                     GBP2.49
Santiago        - 2 - 4 - 6 -                     3rd Oct
                                     GBP2.49
Tampere        1 - 3 - 5 - 7                      3rd Oct
                                     GBP2.49
Wroclaw         - 2 - 4 - - 7                     3rd Oct

* One-way excluding taxes


Ends.                         Wednesday, 5th April 2006

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 April 2006
                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director